Filed Pursuant to Rule 424(b)(8)

Registration No. 333-262594

PROSPECTUS

SOLUNA HOLDINGS, INC.

Up to 150,000 Shares of Common Stock

This prospectus relates to the offer and resale or other disposition of up to 150,000 shares of common stock of Soluna Holdings, Inc. (the “Company,” “we,” “us,” or “our”) by Harmattan Energy Ltd. (“HEL”) and its donees, pledgees, transferees, or other successors-in-interest, as well as any additional shares of our common stock that may become issuable with respect to such shares upon any stock dividend, stock split, recapitalization, or other similar transaction effected without the receipt of consideration that results in an increase in the number of the outstanding shares of our common stock (collectively, the “Shares”). References in this prospectus to the “Selling Stockholder” include both HEL and its donees, pledgees, transferees, or other successors-in-interest.

See the section of this prospectus entitled “Plan of Distribution” for a description of how the Selling Stockholder may sell or otherwise dispose of the Shares covered by the registration statement of which this prospectus forms a part. We do not know if, in what amounts, or when the Selling Stockholder will offer, sell, or otherwise dispose of the Shares.

The Selling Stockholder may sell the Shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately-negotiated prices. The Selling Stockholder may sell any, all, or none of the Shares and we do not know when or in what amount the Selling Stockholder may resell the Shares. We provide more information about how the Selling Stockholder may sell the Shares in the section titled “Plan of Distribution” on page 29.

We will not receive any of the proceeds from the sale or other disposition of the Shares by the Selling Stockholder. We have agreed to pay certain expenses related to the registration of the offer and sale of the shares of common stock pursuant to the registration statement of which this prospectus forms a part.

Our common stock is listed on the Nasdaq Capital Market under the symbol “SLNH.” On February 11, 2022, the closing price of our common stock on the Nasdaq Capital Market was $9.37 per share. We urge you to obtain current market quotations of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investing in our shares of common stock involves certain risks, including the possible loss of your investment. Please see “Risk Factors” beginning on page 6.

The date of this prospectus is February 14, 2022.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) to permit the Selling Stockholder to offer and sell, from time to time in one or more offerings, the Shares. We have agreed to pay the expenses incurred in registering the Shares, including legal and accounting fees.

Brokers or dealers effecting transactions in the Shares should confirm that the offer and sale of the Shares are registered under applicable state securities laws or that an exemption from registration is available.

You should rely only on the information contained or incorporated by reference in this prospectus. Neither the Company nor the Selling Stockholder has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the time of any sale of the Shares under this prospectus. The Company’s business, financial condition, results of operations, and prospects may have changed since such date. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently-filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

You should carefully read this entire prospectus, especially the section entitled “Risk Factors,” before making a decision to invest in any shares of our common stock. Before buying any of the Shares, you should also carefully read the additional information contained under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Unless the context requires otherwise in this prospectus, the terms “SHI,” the “Company,” “we,” “us,” or “our” refer to Soluna Holdings, Inc. together with its consolidated subsidiaries, “SCI” refers to Soluna Computing, Inc., formerly known as EcoChain, Inc., “Soluna Callisto” refers to Soluna Callisto Holdings Inc., formerly known as Soluna Computing, Inc., a wholly-owned subsidiary of SCI, and “MTI Instruments” refers to MTI Instruments, Inc. SHI, our logo, and our other registered or common law trademarks, trade names, or service marks, to the extent that any such marks have been registered, appearing in this prospectus are owned by us. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights of the applicable licensor to these trademarks and trade names. Unless otherwise stated in this prospectus, we do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. This summary is not intended to be a complete description of the matters covered in this prospectus and the documents incorporated by reference herein, and it does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the information in and referred to under the heading “Risk Factors” and the financial statements and other information incorporated by reference in this prospectus when making an investment decision.

The Company

Soluna Holdings, Inc. currently conducts our businesses through our two wholly-owned subsidiaries, SCI and MTI Instruments. SCI is presently engaged in the mining of cryptocurrency through data centers that can be powered by renewable energy sources. MTI Instruments is engaged in the design, manufacture, and sale of vibration measurement and system balancing solutions, precision linear displacement sensors, instruments and system solutions, and wafer inspection tools. Recently, SCI has built, and intends to continue to develop and build, modular data centers that are currently used for cryptocurrency mining and that in the future can be used for computing intensive, batchable applications, such as artificial intelligence and machine learning, with the goal of providing a cost-effective alternative to battery storage or transmission lines. Headquartered in Albany, New York, the Company uses technology and intentional design to solve complex, real-world challenges.

SCI was incorporated in Delaware on January 8, 2020 as EcoChain, Inc., which has a cryptocurrency mining facility that integrates with the cryptocurrency blockchain network in the State of Washington. Through the October 2021 acquisition by EcoChain, Inc. of an entity at the time named Soluna Computing, Inc., SCI also has a pipeline of certain cryptocurrency mining projects previously owned by Harmattan Energy, Ltd. (formerly known as Soluna Technologies, Ltd.), a Canadian corporation incorporated under the laws of the Province of British Colombia that develops vertically-integrated, utility-scale computing facilities focused on cryptocurrency mining and cutting-edge blockchain applications. Following such acquisition, on November 15, 2021, SCI completed its conversion and redomicile to Nevada and changed its name from “EcoChain, Inc.” to “Soluna Computing, Inc.” The following day, the acquired entity, Soluna Computing, Inc., changed its name to “Soluna Callisto Holdings Inc.”

MTI Instruments was incorporated in New York on March 8, 2000 and is a supplier of vibration measurement and balancing systems, precision linear displacement solutions, and wafer inspection tools. MTI Instruments’ products consist of engine vibration analysis systems for both military and commercial aircraft and electronic gauging instruments for position, displacement and vibration application within the industrial manufacturing markets, as well as in the research, design and process development markets. These systems, tools and solutions are developed for markets and applications that require consistent operation of complex machinery and the precise measurements and control of products, processes, the development and implementation of automated manufacturing and assembly.

Corporate Information

Soluna Holdings, Inc., formerly known as Mechanical Technology, Incorporated, was incorporated in Nevada on March 24, 2021, and is the successor to Mechanical Technology, Inc., which was incorporated in the State of New York in 1961, as a result of a merger which became effective on March 29, 2021, and is headquartered in Albany, New York. Effective November 2, 2021, the Company changed its name from “Mechanical Technology, Incorporated” to “Soluna Holdings, Inc.” Our principal executive offices are located at 325 Washington Avenue Extension, Albany, NY 12205 and our website is http://www.solunacomputing.com. Information contained on our website does not constitute part of and is not incorporated into this prospectus or the registration statement of which it forms a part.

Recent Developments

Letter of Intent for Potential Sale of MTI Instruments

On December 17, 2021, the Company announced that it has entered into a non-binding letter of intent with a potential buyer (the “Buyer”) regarding the potential sale of MTI Instruments (the “LOI”). Pursuant to the LOI, the Buyer would acquire 100% of the issued and outstanding common stock of MTI Instruments (the “Sale”). Pursuant to the LOI, subject to certain exceptions and to any extensions provided therein, neither the Company nor MTI Instruments is permitted to, directly or indirectly, solicit or pursue an unsolicited offer from any party other than the Buyer for the sale of MTI Instruments for a prespecified time. The LOI is non-binding except for terms relating to the Buyer’s access to MTI Instruments’ due diligence documentation, solicitation by the Company or MTI Instruments of other offers to buy MTI Instruments, expenses, non-disclosure, and the Buyer’s assignment rights. The LOI only represents a mutual indication of interest regarding the Sale and the terms of the Sale are subject to a number of contingencies, including the completion of customary due diligence and the negotiation and execution of definitive agreements. If the Sale is completed, the Company expects that it will exit the instrumentation business and expects that it will be focused on developing and monetizing green, zero-carbon computing and cryptocurrency mining facilities.

The Offering

Background	In connection with its issuance of 150,000 shares of its common stock to HEL on November 5, 2021, as discussed above, the Company agreed to file a registration statement, of which this prospectus forms a part, with the SEC to register the sale or other disposition of such shares. See “Selling Stockholder.”

Shares Offered by the Selling Stockholder	150,000 shares of the Company’s common stock, par value $0.001 per share.

Use of Proceeds	We will not receive any proceeds from the sale of the Shares by the Selling Stockholder.

Nasdaq Symbol	Our common stock is listed on the Nasdaq Capital Market under the symbol “SLNH.”

Risk Factors Summary

In evaluating the Company, its business and any investment in the Company, readers should carefully consider the following factors:

Risks relating to the COVID-19 pandemic and global economic uncertainty

●	Adverse changes in economic or other market conditions in the United States, including risks resulting from the continuing impact of the COVID-19 pandemic, could have a material adverse effect on our business and results of operations and curtail our ability to raise financing.

●	The long-term effects of the COVID-19 pandemic, or the impacts of any future pandemics or other health crises, are unknown and may adversely affect our business, results of operations, financial condition, liquidity and cash flow.

Risks related to our SCI business and cryptocurrency

●	SCI has a limited operating history and we may not recognize any operating income from the SCI line of business in the future.

●	Prices of cryptocurrencies are extremely volatile, and if our mined cryptocurrencies are converted into dollars when such values are low, we may not recognize the income from the conversion of the mined cryptocurrencies that we were expecting.

●	The Company’s business model is evolving and is subject to various uncertainties.

●	SCI may not be able to continue to develop its technology and keep pace with technological developments, expand its mining operations, or otherwise compete with other companies.

●	There are several new and existing competitors in our industry that are purchasing mining equipment at scale, which may cause delays or difficulty in us obtaining new miners, which could materially and adversely affect our business and results of operations.

●	We may be unable to obtain additional funding to scale the SCI cryptocurrency business to a larger-scale cryptocurrency mining operation.

●	Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects, operations, and profitability.

●	Security breaches could result in a loss of our cryptocurrencies.

●	Incorrect or fraudulent cryptocurrency transactions may be irreversible.

●	The impact of geopolitical and economic events on the supply and demand for Bitcoin and other cryptocurrencies is uncertain.

●	The failure of cryptocurrencies to become widely accepted and/or used as a medium of exchange and method of payment could adversely affect our business, prospects, and financial condition.

●	The properties in our mining network may experience damages, including damages that are not covered by insurance.

●	SCI’s reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on SCI’s operations.

●	Over time, incentives for Bitcoin miners to continue to contribute processing power to the Bitcoin network may transition from a set reward to transaction fees. If the incentives for Bitcoin mining are not sufficiently high, we may not have an adequate incentive to continue to mine.

●	The Bitcoin reward for successfully uncovering a block will halve several times in the future, and Bitcoin’s value may not adjust to compensate us for the reduction in rewards we receive from our Bitcoin mining efforts.

●	We may not be able to realize the benefits of forks, and forks in a digital asset network may occur in the future that may affect the value of the cryptocurrencies that we mine held by us.

●	As the aggregate amount of computing power, or hash rate, in the Bitcoin network increases, the amount of Bitcoin earned per unit of hash rate decreases; as a result, in order to maintain our market share, we may have to incur significant capital expenditures in order to expand our fleet of miners.

●	Climate change, and the regulatory and legislative developments related to climate change, may materially adversely affect our business and financial condition.

●	Our business plan is heavily dependent upon acquisitions and strategic alliances and our ability to identify, acquire, or ally on appropriate terms, and successfully integrate and manage any acquired companies or alliances, will impact our financial condition and operating results.

●	In connection with the ground leases for our cryptocurrency mining operations, we rely on the landlord to sell us the power required for our operations, and any failure of the landlord to supply such power, whether as a result of its failure to pay the Tennessee Valley Authority (“TVA”) or otherwise, would materially impact our operations, and the properties on which certain of our ground leases are located are subject to possible forfeiture to the U.S. government, and, if seized, would, in all likelihood, require us to spend significant funds to maintain our cryptocurrency mining rights.

Risks related to the potential sale of MTI Instruments

●	While we have entered into the LOI with the Buyer for the Sale, there is no assurance that the Sale will be completed on the terms contained in the LOI or otherwise.

●	If we sell MTI Instruments, we will be solely reliant on SCI’s business, which is currently focused on cryptocurrency mining and we expect in the future will be focused on green data center development.

Risks relating to our MTI Instruments business

●	Our MTI Instruments business depends on a small number of customers, including the U.S. Air Force, and many of them are in industries of a cyclical nature.

●	We do not have long-term purchase commitments from our customers, and our customers are also able to cancel, reduce, or delay orders for our products.

●	Our operating results may experience significant fluctuations, which could adversely impact our operations and financial results.

●	We may not be able to keep pace with technological innovations, and our efforts may not result in commercial success and/or may result in delays in development.

●	Many of our existing and target customers are in industries of a cyclical nature.

●	MTI Instruments’ business operations, financial performance and liquidity are occasionally reliant on a single supplier or vendor or a limited group of suppliers and vendors.

Risks relating to our Company generally

●	Our confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information, which could limit our ability to compete.

●	We rely on highly-skilled personnel and the continuing efforts of our executive officers and, if we are unable to retain, motivate, or hire qualified personnel, our business may be severely disrupted.

●	In addition, increased labor costs and the unavailability of skilled workers could hurt our business, financial condition, and results of operations.

●	Insiders continue to have substantial control over the Company, and the ownership by Brookstone Partners Acquisition, XXIV, LLC (“Brookstone XXIV”) of the outstanding shares of our Common Stock gives it a controlling interest in the Company, and it may acquire interests and positions that could present potential conflicts with our and our stockholders’ interests.

●	We are subject to complex environmental, health, and safety laws and regulations that may expose us to significant liabilities for penalties, damages, or costs of remediations or compliance.

Risks related to the recent acquisition of Soluna Callisto

●	We may fail to realize all of the anticipated benefits of our recent acquisition of Soluna Callisto.

●	Our operating results will suffer if SHI and SCI do not effectively manage the increased scale of SCI’s operations and its optimization and expansion opportunities.

General Risks

●	If we are unable to protect our information systems against service interruption or failure, misappropriation of data or breaches of security, our operations could be disrupted, we could be subject to costly government enforcement actions and private litigation and our reputation may be damaged.

RISK FACTORS

An investment in the shares of common stock covered by this prospectus involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, together with all of the other information contained or incorporated by reference into this prospectus, before deciding to purchase any of the Shares offered hereby. If any of the following risks, or any risk described elsewhere in this prospectus or in the documents incorporated by reference herein and therein, occurs, our business, business prospects, financial condition, results of operations, or cash flows could be materially adversely affected. In any such case, the trading prices of our common stock could decline, and you could lose all or part of your investment. The risks described below and in the documents incorporated by reference herein are not the only ones facing us. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. This prospectus also contains forward-looking statements, estimates, and projections that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements because of specific factors, including the risks described below and in the documents incorporated by reference herein.

You should carefully consider the following risk factors in evaluating our business and us. The factors listed below represent certain important factors that we believe could cause our business results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect us. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect us to a greater extent than indicated. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. You should also consider the other information included in our most recent Annual Report on Form 10-K (the “Form 10-K”) and subsequent quarterly reports filed with the SEC, which are incorporated herein by reference into this prospectus, and contained or to be contained in our filings with the SEC and incorporated by reference in this prospectus, together with all of the other information contained in this prospectus. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” If any of the risks or uncertainties described in our SEC filings or any additional risks and uncertainties actually occur, our business, financial condition and results of operations could be materially and adversely affected.

Risks Relating to the COVID-19 Pandemic and Global Economic Uncertainty

Adverse changes in economic or other market conditions in the United States and globally may have serious implications for the growth and stability of our business and could otherwise adversely affect our business, results of operations, and financial condition.

Our business is affected by general economic conditions, both inside and outside of the United States. Adverse changes to and uncertainty in the global economy, particularly in light of the continuing uncertainty regarding the duration and scope of the COVID-19 pandemic, including as a result of the recently-discovered Omicron variant of the novel coronavirus as well as the potential for resurgences or the emergence of new variants to set back the global economic recovery or trigger future economic slowdowns or recessions, may lead to decreased demand for our products and for Bitcoin and other cryptocurrencies, revenue fluctuations, and increased price competition for our products, and may increase the risk of excess and obsolete inventories and higher overhead costs as a percentage of revenue. It could also result in a decline in business and economic forecasts, which could adversely affect our sales in future periods. Additionally, the financial strength of our customers and suppliers and their ability to obtain and rely on credit financing may affect their ability to fulfill their obligations to us and have an adverse effect on our financial results.

Revenue growth and continued profitability of our MTI Instruments business will significantly depend on the overall demand for test and measurement instrumentations in key markets including research and development, automotive, semiconductor, cryptocurrencies, and electronics. The U.S. and global economies have been historically cyclical and market conditions continue to be challenging, which has resulted in companies delaying or reducing expenditures. Although recent trends have pointed to continuing improvements, there is still lingering volatility and uncertainty, particularly in light of recent resurgences of the spread of COVID-19 and the emergence of the Omicron variant. A change or disruption in the national or global financial markets for any reason may cause consumers, businesses, and governments to defer purchases in response to tighter credit, decreased cash availability, and declining consumer confidence. Accordingly, demand for our products could decrease and differ materially from their current expectations. Further, some of our customers may require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products and meet their payment obligations to us or possible insolvencies of our customers could result in decreased customer demand, an impaired ability for us to collect on outstanding accounts receivable, significant delays in accounts receivable payments, and significant write-offs of accounts receivable, each of which could adversely impact our business and our financial results.

The long-term effects of the coronavirus pandemic, or the impacts of any future pandemics or other health crises, are unknown and may adversely affect our business, results of operations, financial condition, liquidity and cash flow.

Our overall performance generally depends upon domestic and worldwide economic and political conditions. The global spread of COVID-19 has created volatility, uncertainty, and economic disruption. The pandemic caused a slowdown, and going forward may cause future slowdowns, in worldwide economic activity, decreased demand for products and services, and financial markets. Meanwhile, disruptions to global supply chains, including a global semiconductor chip shortage, as a result of the pandemic has continued, and may increase if there are surges in transmission and illness from the coronavirus going forward, including as a result of new variants.

While the COVID-19 pandemic, and the changes to our operations necessitated by governmental and societal actions to contain it, including social distancing and the closing and/or limits on the business operations, required us to make certain changes to the way we conduct our business and operations, we have been fortunate that, to date, the pandemic has had a limited impact on our supply chains, distribution systems, and ability to continue to conduct our business and operations. We cannot, however, predict the longer-term impacts of the pandemic, or future health emergencies, on our business, operations, revenues, results of operations, or financial condition. The ultimate extent of the impact of the current coronavirus pandemic, or any future epidemic, pandemic, or other outbreak or health emergency, will depend on future developments, including how fast effective (or with respect to the current pandemic, additional) vaccines and treatments are developed, the length of time before such vaccines are sufficiently distributed (both in the United States and worldwide), new or continued government actions in response, including with respect to successive waves or variants of the virus (as well as the extent to which such variants are more contagious and/or lethal), the extent to which then-current vaccines and treatments are less effective against any such variants, and whether delays in such vaccinations allow vaccine-resistant variants to develop and spread, all of which will impact the current or any future pandemic’s or similar outbreak’s ultimate duration and severity as well as and how fast the economy recovers afterwards. Actions we took to mitigate the impact of the current pandemic may not be successful if the pandemic continues for a longer period than expected or in future pandemics or similar emergencies. For example, beginning in March 2020 we replaced our in-person sales meetings with meetings held by videoconference, telephone calls, webinars, and additional informational website content geared towards addressing our customers’ questions and concerns for both domestic and overseas customers. Nevertheless, we believe that our inability to hold in-person meetings, while not significant, did have a negative impact on our product sales during the years ended December 31, 2020 and December 31, 2021, and our efforts to mitigate the effects of the pandemic restrictions on our sales model may not be a viable alternative to in-person meetings on a longer-term basis or during any future health or other emergency that engenders similar restrictions.

In addition, while the supply-chain disruptions and semiconductor shortage noted above have not had a significant impact on our mining operations to date, if these conditions continue we may not be able to obtain new cryptocurrency mining equipment (generally called “miners”) to replace miners that are no longer functioning, expand our cryptocurrency mining operations, or keep up with technological developments, or be able to obtain replacement parts for our existing miners, in a timely or cost-effective manner. This could negatively impact our ability to expand our mining operations and compete in the cryptocurrency mining industry, and otherwise materially and adversely affect our business and results of operations.

Further, the long-term social and economic impact of the pandemic, or the acceleration of pre-existing trends as a result thereof, are still uncertain, and it is not possible at this time to estimate the full impact that the pandemic will have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted. It is also unknowable what impacts future pandemics or health emergencies may bring. In either case, any such developments could materially and adversely affect our customer base or the demand for our products, which would have a negative effect on our business, prospects, results of operations, and financial condition, all of which could have a negative effect on the market price of our common stock.

Risks Related to our SCI Business and Cryptocurrency

SCI has a limited operating history and we may not recognize operating income from the SCI line of business in the future.

SCI began operations in January 2020 and therefore is subject to all the risks inherent in a newly-established business venture in a rapidly developing and changing industry. SCI’s limited operating history also makes it difficult to evaluate SCI’s current business and its future prospects. SCI has not yet been able to confirm that its business model can or will be successful over the long term, and we may not ever continue to recognize operating income from this business. Our projections for its growth have been developed internally and may not prove to be accurate. SCI’s operating results will likely fluctuate moving forward as we focus on increasing its mining operations and as the market prices of Bitcoin and other cryptocurrencies fluctuate. We may need to make business decisions that could adversely affect SCI’s operating results, such as modifications to its business structure or operations. In addition, we expect additional growth in this business, which could place significant demands on SCI’s and the Company’s management and other resources and require us to continue developing and improving our operational, financial, and other internal controls. SCI may not be able to address these challenges in a cost-effective manner or at all. If we do not effectively manage SCI’s growth, it may not be able to execute on its business plan, respond to competitive pressures, or take advantage of market opportunities, and our business, financial condition, and results of operations could be materially harmed.

Given SCI’s start-up status with an unproven business model, there is a substantial risk regarding SCI’s ability to succeed. You should consider our business and prospects in light of these risks and the risks and difficulties that we will encounter as we continue to develop our business model. We may not be able to address these risks and difficulties successfully, which would materially harm our business and operating results, and we could be forced to terminate our business, liquidate our assets and dissolve, and you could lose part or all of your investment.

Prices of cryptocurrencies are extremely volatile, and if our mined cryptocurrencies are converted into dollars when such values are low, we may not recognize the income from the conversion of the mined cryptocurrencies that we were expecting.

The fluctuating prices of cryptocurrencies represent significant uncertainties for SCI’s business. The price of Bitcoin, Ether, and other cryptocurrencies are subject to dramatic fluctuations. A variety of factors, known and unknown, may affect price and valuation, including, but not limited to (i) the supply of such cryptocurrencies; (ii) global blockchain asset demand, which can be influenced by the growth of retail merchants’ and commercial businesses’ acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online cryptocurrency exchanges and networks and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use; (iii) investors’ expectations with respect to the rate of inflation; (iv) changes in the software, software requirements or hardware requirements underlying a blockchain network; (v) changes in the rights, obligations, incentives, or rewards for the various participants in a blockchain network; (vi) currency exchange rates; (vii) fiat currency withdrawal and deposit policies of cryptocurrency exchanges and networks and liquidity on such exchanges and networks; (viii) interruptions in service from or failures of major cryptocurrency exchanges and networks; (ix) investment and trading activities of large subscribers, including private and registered investment funds, that may directly or indirectly invest in blockchain assets; (x) monetary policies of governments, trade restrictions, currency devaluations and revaluations; (xi) regulatory measures, if any, that affect the use of blockchain assets; (xii) the maintenance and development of the open-source software protocol of the cryptocurrency networks; (xiii) global or regional political, economic or financial events and situations; (xiv) expectations among blockchain participants that the value of blockchain assets will soon change; and (xv) a decrease in the price of blockchain assets that may have a material adverse effect on SCI’s financial condition and operating results. If our mined cryptocurrencies are converted into dollars when their values are low, we may not recognize the income from the conversion of the mined cryptocurrencies that we were expecting. Further, the extreme swings in value can make it difficult for us to develop reasonable financial plans and projections with respect to SCI’s business.

The Company’s business model is evolving and is subject to various uncertainties.

The likelihood of the Company’s success must be considered in light of its ability to generate revenues by providing relevant services to its partners in an uncertain industry or industries, including the cryptocurrency and blockchain industry in which SCI currently operates and the data center development industry in which the Company intends to operate, which, in the Company’s view, creates and will continue to create an uncertain business environment for the Company. As the Company’s business model evolves, it is possible that it will decide to modify our business strategy and commence operations in an entirely different industry than the ones in which the Company currently operates. The Company cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. The Company may not be able to manage its growth effectively, which could damage its reputation, limit its growth, and negatively affect its operating results. Further, the Company cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities in any particular business sector and the Company may lose out on business opportunities. Additionally, current global and regional economic conditions may have a material effect on the demand for the Company’s services, which could also materially affect the Company’s partners. Deterioration in the global macroeconomic environment or in certain regions could impact the Company’s financial condition and operations and, depending upon the severity and duration of these factors, the Company’s profitability and liquidity position could be negatively impacted. All such circumstances could have a material adverse effect on the Company’s business, prospects, and/or operations. These risks will be heightened if the Company sells its MTI Instruments business, whether pursuant to the LOI or otherwise.

SCI may not be able to continue to develop its technology and keep pace with technological developments, expand its mining operations, or otherwise compete with other companies, some of whom have greater resources and experience.

We do not have the resources to compete with larger cryptocurrency mining entities at this time and may not be able to compete successfully against present or future competitors. The cryptocurrency industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we do. With the limited resources we have available, we may experience great difficulties in expanding and improving our network of miners to remain competitive, and we may not be in a position to construct additional operational cryptocurrency mines.

Rapid technological change is a current feature of the cryptocurrency industry, including cryptocurrency mining, and we cannot provide assurance that we will be able to achieve the technological advances, in a timely manner or at all, that may be necessary for us to remain competitive or that certain of our equipment will not become obsolete. Our ability to anticipate and manage changes in technology standards on a timely basis will be a significant factor in our ability to remain competitive. We may not be successful, generally or relative to our competitors, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures. Further, if due to technological developments we need to replace our miners entirely to remain competitive in the market, there can be no assurance that we will be able to do so on a cost-effective basis or in a timely manner, particularly in light of the long production period to manufacture and assemble cryptocurrency miners, potential large-scale purchases of miners from existing competitors and new entrants into the industry, and the current semiconductor chip shortage. Furthermore, there can be no assurance that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business, prospects, and operations may suffer, and there may be adverse effects on our financial condition and on the market price of our common stock.

In addition, competition from existing and future competitors, particularly the many other North American companies that have access to more competitively-priced energy, could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience, and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected which would have an adverse effect on the trading price of our common stock, which in turn would harm our stockholders.

There are several new and existing competitors in our industry that are purchasing mining equipment at scale, which may cause delays or difficulty in us obtaining new miners, which could materially and adversely affect our business and results of operations.

Many of the competitors in our industry have also been purchasing mining equipment at scale, which has caused a worldwide shortage of mining equipment and extended the corresponding delivery schedules for new miner purchases. There can be no assurance that manufacturers will be able to keep pace with the surge in demand for mining equipment. It is uncertain how manufacturers will respond to this increased global demand. In the event manufacturers are not able to keep pace with demand, we may not be able to purchase miners in sufficient quantities or on the delivery schedules that meet our business needs, which would have a material adverse effect on our business, operations, prospects, operating income, and financial condition, which would likely result in a decrease in the market value of our common stock.

We may be unable to obtain additional funding to scale the SCI cryptocurrency business to a larger-scale cryptocurrency mining operation.

We are considering further increasing the processing power of our cryptocurrency mining operations as we seek to leverage our experience and expertise in this area of operations. To do so, however, we will need to raise additional debt and/or equity financing, which may not be available to us on acceptable terms or at all. Failure to generate adequate cash from our operations or find sources of funding would require us to scale back or curtail our operations or expansion efforts, including limiting our ability to expand the SCI cryptocurrency business to a larger-scale cryptocurrency mining operation, and would have an adverse impact on our business and financial condition. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our common stock could decline. Furthermore, if we engage in additional debt financing, the holders of debt likely would have priority over the holders of common stock on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects, or operations and profitability.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted, and continue to react, differently to cryptocurrencies; certain governments have deemed them illegal and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., cryptocurrencies are subject to extensive, and in some cases overlapping, unclear, and evolving, regulatory requirements. In the United States, Congress and various federal agencies have increased their focus on the cryptocurrency sector during the past year. Increasing regulation and regulatory scrutiny may result in increased costs, management having to devote increased time and attention to regulatory matters, having to change aspects of our cryptocurrency mining business, or result in limits on the use cases of cryptocurrencies, which could decrease their value. Regulatory developments may require us to comply with new regulatory requirements, which would increase our operating costs. In addition, ongoing and future regulatory actions could significantly restrict or eliminate the market for or uses of cryptocurrencies and otherwise materially and adversely impact our ability to continue to operate and to continue as a going concern, which could have a material adverse effect on our business, prospects, operations and financial condition, as well as on the value and trading prices of our common stock.

Security breaches could result in a loss of our cryptocurrencies.

Security breaches including computer hacking or computer malware have been a consistent concern in the cryptocurrency industry. This could involve hacking in which an unauthorized person obtains access to the systems or information and can cause harm by the transmission of virus or the corruption of data. These breaches may occur due to an action by an outside party or by the error and negligence of an employee. We primarily rely on the Luxor mining pool and SCI’s cryptocurrencies are stored with exchanges such as Coinbase prior to selling them. If any breach were to occur of our security system, operations, or third party platforms, the result could cause a loss of our cryptocurrencies, loss of confidential or proprietary information, force the Company to cease operations, or could cause damage to the reputation of the Company. If an actual or perceived attack were to occur, the market perception of the Company may be damaged, which could adversely affect potential and current investments in the Company and reduce demand for, and cause a reduction in the market price of, our common stock.

Incorrect or fraudulent cryptocurrency transactions may be irreversible.

It is possible that, through computer or human error, theft, or criminal action, our cryptocurrency could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, cryptocurrency transactions are irreversible, and stolen or incorrectly-transferred cryptocurrencies may be irretrievable, and we may have extremely limited or no effective means of recovering any losses as a result of an incorrect transfer or theft. As a result, any incorrectly executed or fraudulent cryptocurrency transactions could adversely affect our business, operating results, and financial condition.

The impact of geopolitical and economic events on the supply and demand for Bitcoin and other cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of Bitcoin and other cryptocurrencies, which could rapidly increase the price of Bitcoin and other cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of the cryptocurrencies that we mine. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our common stock. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, or operations and potentially the value of any cryptocurrencies that we mine.

The failure of cryptocurrencies to become widely accepted and/or used as a medium of exchange and method of payment could adversely affect our business, prospects, and financial condition.

The use of cryptocurrencies in the retail and commercial marketplace, despite sporadic adoption, is currently limited. A significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine Bitcoin’s and other cryptocurrencies’ ability to be used as a medium of exchange, as retailers are less likely to accept it as a direct form of payment. Large-scale acceptance of cryptocurrencies as a means of payment has not, and may never, occur.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or a decline in acceptance could have a material adverse effect on the value of the cryptocurrencies that we mine, the viability of cryptocurrency mining as a business, and our ability to continue as a going concern or to pursue our business strategy, which could have a material adverse effect on our business, prospects, operations, and financial condition, as well as on the market value of our common stock.

Proposed development of other cryptocurrencies, including the eventual likely development of government-backed digital currencies, may adversely affect the value of Bitcoin and other existing, or even future, cryptocurrencies.

In May 2019, Facebook, now named Meta, announced its plans for a cryptocurrency then called Libra and later called Diem, which faced significant objections and concerns from governments, legislators, and regulators. Following such objections and concerns, Diem’s development was abandoned and its assets (including both the technology and intellectual property) sold to Silvergate Capital Corp., the holding company for Silvergate Bank, based in La Jolla, California, on January 31, 2022. Silvergate Capital Corp. reportedly is hoping to issue a new digital currency using these recently-purchased assets by the end of this year. If Silvergate Capital is successful in this regard, it may further encourage other financial institutions or even other technology companies and other entities to develop their own cryptocurrencies, which could negatively impact the value of existing cyptocurrencies. Further, in the event that government-backed digital currencies, which regulators in several countries are already considering or even developing, are developed and widely adopted, it is likely to have a negative impact on the existing currencies including larger widespread adoption and potentially impacting the market share by non-government digital currency. Additional cryptocurrencies are introduced to the market frequently, and although some have gained popularity as some features have been different than Bitcoin, Bitcoin remains the market leader. As cryptocurrency adoption grows, the likelihood increases that additional cryptocurrencies will be introduced and gain popularity against Bitcoin, potentially negatively impacting the value of Bitcoin and perhaps other cryptocurrencies.

The properties included in our mining network may experience damages, including damages that are not covered by insurance.

Our current mining operation in East Wenatchee, Washington is, and any future mines we establish will be, subject to a variety of risks relating to physical condition and operation, including:

●	the presence of construction or repair defects or other structural or building damage;

●	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements; and

●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods, and windstorms.

For example, our mine could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, our mine could be materially adversely affected by a power outage, loss of access to the electrical grid, or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. Our insurance covers the replacement cost of any lost or damaged miners, but does not cover any interruption of our mining activities; our insurance therefore may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mines in our network, such mines may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mines. The potential impact on our business is currently magnified because we are only operating a single mine.

SCI’s reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on SCI’s operations.

We use a third-party mining pool to receive our mining rewards from the network. Cryptocurrency mining pools allow miners to combine their computing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyber-attack, software malfunction, or similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s recordkeeping to accurately record the total processing power provided to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total used by the pool, the mining pool operator uses its own recordkeeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine that the proportion of the reward that the mining pool operator pays out to us is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operator, we may experience reduced reward for our efforts, which would have an adverse effect on our results of operations and financial condition.

Over time, incentives for Bitcoin miners to continue to contribute processing power to the Bitcoin network may transition from a set reward to transaction fees. If the incentives for Bitcoin mining are not sufficiently high, we may not have an adequate incentive to continue to mine.

In general, as the number of Bitcoin rewards awarded for solving a block in a blockchain decreases, our ability to achieve profitability also decreases. Decreased use and demand for Bitcoin rewards may adversely affect our incentive to expend processing power to solve blocks. If the Bitcoin rewards for solving blocks and transaction fees are not sufficiently high, fewer Bitcoin miners will mine. At insufficiently-attractive rewards, our costs of operations in total may exceed our revenues from Bitcoin mining.

To incentivize Bitcoin miners to continue to contribute processing power to the Bitcoin network, such network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished either by Bitcoin miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee or by the Bitcoin network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If, as a result, transaction fees paid for Bitcoin transactions become too high, Bitcoin users may be reluctant to transfer Bitcoin or accept Bitcoin as a means of payment, and existing users may be motivated to hold existing Bitcoin and switch from Bitcoin to another digital asset or back to fiat currency for transactions, diminishing the aggregate amount of available transaction fees for Bitcoin miners. Such reduction would adversely impact our results of operations and financial condition.

The Bitcoin reward for successfully uncovering a block will halve several times in the future, and Bitcoin’s value may not adjust to compensate us for the reduction in the rewards we receive from our Bitcoin mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof of work consensus algorithm. At a predetermined block, the Bitcoin mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000. The most recent halving for Bitcoin occurred on May 11, 2020 at block 630,000 and the reward was reduced to 6.25. It is expected that the next halving will likely occur in 2024. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around the year 2140. While Bitcoin prices have had a history of fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading prices of Bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue we earn from our Bitcoin mining operations could see a corresponding decrease, which could have a material adverse effect on our business and operations.

We may not be able to realize the benefits of forks, and forks in a digital asset network may occur in the future that may affect the value of the cryptocurrencies that we mine held by us.

To the extent that a significant majority of users and miners on a cryptocurrency network install software that changes the cryptocurrency network or properties of a cryptocurrency, including the irreversibility of transactions and limitations on the mining of new cryptocurrency, the cryptocurrency network would be subject to new protocols and software. If less than a significant majority of users and miners on the cryptocurrency network consent to the proposed modification, however, and the modification is not compatible with the software prior to its modification, a “fork” of the network would occur, with one prong of the network running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the cryptocurrency running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. After a fork, it may be unclear which fork represents the original asset and which is the new asset.

If we hold a specific cryptocurrency at the time of a hard fork into two cryptocurrencies, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork. We may not, however, be able to secure or realize the economic benefit of the new asset. Our business may be adversely impacted by forks in an applicable cryptocurrency network.

In addition, historically, speculation over a new “hard fork” in the Bitcoin protocol has resulted in Bitcoin price volatility and future hard forks may occur at any time. A hard fork can lead to a disruption of networks and our information technology systems could be affected by cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of its assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a hard fork. Additionally, a hard fork may result in a scenario where users running the previous protocol will not recognize blocks created by those running the new protocol, and vice versa. This may render our cryptocurrency mining hardware incompatible with the new protocol. Such changes may have a material effect on our operations, financial position, and financial performance.

As the aggregate amount of computing power, or hash rate, in the Bitcoin network increases, the amount of Bitcoin earned per unit of hash rate decreases; as a result, in order to maintain our market share, we may have to incur significant capital expenditures in order to expand our fleet of miners.

The aggregate computing power of the global Bitcoin network has generally grown over time and we expect it to continue to grow in the future. To the extent the global hash rate continues to increase, the market share of and the amount of Bitcoin rewards paid to any fixed fleet of miners will decrease. Therefore, in order to maintain our market share, we may be required to expand our mining fleet, which may require significant capital expenditures. Such significant capital expenditures could have an adverse effect on our business operations, strategy, and financial performance.

Climate change, and the regulatory and legislative developments related to climate change, may materially adversely affect our business and financial condition.

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate or in which our third-party providers operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production, and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency miners, as well as the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation, and any such regulation may not distinguish between cryptocurrency mining powered by renewable energy, as is SCI’s business, and cryptocurrency mining using traditional (i.e. fossil fuel) sources of energy. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance, and ability to compete. Any of the foregoing could result in a material adverse effect on our business, prospects, and financial condition.

Our business plan is heavily dependent upon acquisitions and strategic alliances and our ability to identify, acquire, or ally on appropriate terms, and successfully integrate and manage any acquired companies or alliances, will impact our financial condition and operating results.

Part of our strategy to grow our business is dependent on the acquisition of other entities or businesses in the future that complement our current products, enhance our market coverage or technical capabilities, or offer growth opportunities. We may also need to form strategic alliances or partnerships in order to remain competitive in our market. We may not be able, however, to identify and successfully negotiate suitable acquisitions or alliances, obtain any financing necessary for such acquisitions on satisfactory terms, or otherwise complete any such acquisitions or alliances. Further, any acquisition or alliance may require a significant amount of management’s time and financial resources to complete and acquisitions, strategic alliances, or partnerships could be difficult to integrate, disrupt our business, and dilute stockholder value.

For example, in January 2020, the Company formed SCI as its wholly-owned subsidiary to pursue a new business line focused on cryptocurrency and the blockchain ecosystem. In October 2021, Soluna Callisto became a wholly-owned subsidiary of SCI pursuant to a merger. Prior to the merger, Soluna Callisto had assisted us in developing and operating the cryptocurrency mining facility through contractual arrangements. In the future, we may acquire or form strategic alliances or partnerships with other businesses in order to remain competitive or to acquire new technologies. Acquisitions, alliances, and investments involve numerous risks, including:

●	the potential failure to achieve the expected benefits of the combination, acquisition, or alliance;

●	difficulties in and the cost of integrating operations, technologies, services, and personnel;

●	difficulty of assimilating geographically-dispersed operations and personnel of the companies we acquire or ally with;

●	impairment of relationships with employees, customers, vendors, distributors, or business partners of either an acquired business or our own;

●	unanticipated difficulties in conforming business practices, policies, procedures, internal controls, and financial records of acquisitions with our own;

●	the potential inability to successfully integrate acquired operations and products or to realize cost savings or other anticipated benefits from integration;

●	diversion of financial and managerial resources from existing operations;

●	risk of entering new markets in which we have little or no experience or where competitors may have stronger market positions;

●	potential write-offs of acquired assets or investments, and potential financial and credit risks associated with acquired customers;

●	inability to generate sufficient revenue to offset acquisition or investment costs;

●	the risk of cancellation or early termination of an alliance by either party;

●	potential unknown liabilities associated with the acquired businesses;

●	unanticipated expenses related to acquired technology and its integration into the existing businesses;

●	negative impact to our results of operations because of the depreciation and amortization of amounts related to acquired intangible assets, fixed assets, and deferred compensation, and the loss of acquired deferred revenue and unbilled deferred revenue;

●	loss of key employees or customers of acquired companies;

●	potential disruption of our business or the acquired business;

●	inability to accurately forecast the performance of recently-acquired businesses, resulting in unforeseen adverse effects on our operating results;

●	the tax effects of any acquisitions; and

●	adverse accounting impact to our results of operations.

Our failure to successfully manage our recent acquisition of Soluna Callisto or other future acquisitions, strategic alliances, or partnerships could seriously harm our operating results. In addition, our stockholders would be diluted if we finance the future acquisitions, strategic alliances, or partnerships by incurring convertible debt or issuing equity securities.

We cannot offer any assurance that we will be able to identify, complete, or successfully integrate any suitable acquisitions or suitable alliances. Even if successfully negotiated and closed, any acquisitions or alliances may not yield expected synergies, may not advance our business strategy as expected, may fall short of expected return-on-investment targets, or may otherwise fail to achieve their objectives or perform as contemplated and not prove successful. Companies that we acquire may operate with different cost and margin structures, which could further cause fluctuations in our operating results and adversely affect our business, financial condition, and results of operations.

In connection with the ground leases for our new cryptocurrency mining operations, we rely on the landlord to sell us the power required for our operations, and any failure of the landlord to supply such power, whether as a result of its failure to pay the TVA or otherwise, would materially impact our operations.

In May 2021, EcoChain Block, a wholly-owned subsidiary of SCI, entered into two ground leases (the “Ground Leases”) for a building located in the Southeast region of the United States that will be SCI’s second cryptocurrency mining facility, which includes surrounding land for potential additional capacity. The Ground Leases will not be effective until certain conditions set forth therein are met. In addition, EcoChain Block and the landlord entered into a power supply agreement whereby EcoChain Block will purchase the power for its cryptocurrency mining operations from the landlord, who purchases power directly from the TVA. The rates payable by EcoChain Block to the landlord will be at the same pre-negotiated rates paid by landlord, which are less than SCI could obtain directly from the TVA. The landlord’s failure to provide power to SCI, as a result of the termination of such power supply to the landlord by the TVA, as a result of the landlord’s failure to pay the TVA for such power, or otherwise, would, in all likelihood, result in our inability to obtain the power we need for our cryptocurrency mining operations, unless and until we were able to obtain such power directly from the TVA, which would result in a significant interruption to our business. We may also incur significant costs associated with negotiating and entering into a new agreement with the TVA to supply power to EcoChain Block’s cryptocurrency mining facilities, and with setting up corresponding infrastructure to receive such power directly. Further, there can be no assurance that EcoChain Block will be able to negotiate a power supply agreement with the TVA on equally favorable terms as the landlord, if at all.

The properties on which certain of our ground leases are located are subject to possible forfeiture to the U.S. government, and, if seized, would, in all likelihood, require us to spend significant funds to maintain our cryptocurrency mining rights.

In August 2020, the United States Department of Justice’s Money Laundering & Asset Recovery Section (“DOJ”), together with the U.S. Attorney’s Office for the Southern District of Florida, filed civil asset forfeiture complaints against parties related to the landlord (the “Landlord Owners”) in connection with certain real properties, including the real properties that are the subject of the Ground Leases (the “Subject Properties”). The complaints, all of which are currently pending before a federal judge, alleged that the funds used by Landlord Owners to purchase the Subject Properties were traceable to the proceeds of a bank fraud purportedly committed internationally in Ukraine by the Landlord Owners. Though the DOJ has not filed a civil forfeiture action against the Subject Properties, the complaint the government submitted in support of its asset forfeiture requests against certain properties, including the Subject Properties, included a description of the Ukrainian bank fraud and the various properties located in the United States that the DOJ believes were purchased with the proceeds of that international bank fraud, including the Subject Properties. In the event that the Subject Properties are seized by the U.S. government, EcoChain Block may be required to negotiate with the U.S. government for the supply of power that SCI was receiving from the landlord pursuant to the Power Supply Agreement. Additionally, the U.S. government, in all likelihood, would place the Subject Properties for sale at an auction, or otherwise, and we would likely be required to purchase the Subject Properties to assure the continuation of our cryptocurrency mining operations at such facility, all of which would require our expenditure of significant funds and could have a material adverse impact on our results of operations.

If federal or state legislatures or agencies initiate or release tax determinations that change the classification of cryptocurrencies as property for tax purposes (in the context of when such cryptocurrencies are held as an investment), such determination could have a negative tax consequence on us.

Current Internal Revenue Service guidance indicates that digital assets such as Bitcoin should be treated and taxed as property, and that transactions involving the payment of bitcoin for goods and services should be treated as barter transactions. While this treatment creates a potential tax reporting requirement for any circumstance where the ownership of a cryptocurrency passes from one person to another, it preserves the right to apply capital gains treatment to those transactions which may adversely affect our results of operations.

Risks Related to the Potential Sale of MTI Instruments

While we have entered into the LOI with the Buyer for the Sale, there is no assurance that the Sale will be completed on the terms contained in the LOI or otherwise.

As discussed above, on December 17, 2021, we announced that we have entered into the non-binding LOI. See “Prospectus Supplement Summary – Recent Developments.” The amount and structure of the consideration could change as a result of subsequent negotiations, due diligence, or other factors. Any definitive agreement with respect to the Sale would be subject to approval by the respective parties to the LOI, including approval by our Board of Directors, and would likely include a number of customary provisions, including without limitation, representations and warranties of MTI Instruments and us, restrictive covenants, and indemnification provisions. There can be no assurance that the LOI parties will ultimately negotiate and enter into definitive transaction agreements on the terms contemplated by the LOI or otherwise. In particular, the timing of closing of any such transaction and the aggregate consideration that we may receive may materially differ from that currently contemplated by the LOI. In addition, in the event that the Sale does not occur, we may, in the future, enter into other non-binding or binding letters of intent, as well as definitive documentation relating to the sale of MTI Instruments, however there can be no assurance that we will do so and that any sale of MTI Instruments or our instruments business will occur. If we do not complete the disposition of MTI Instruments pursuant to the LOI, other letters of intent, and any related transaction documentation, we will have incurred expenses without our stockholders realizing any benefit therefrom. Additionally, if we fail to consummate such anticipated Sale, such failure could result in fluctuations to the market price of our common stock, and may have a material adverse impact on our financial condition and results of operations.

In the event that we consummate the Sale pursuant to the LOI and definitive documentation, we will no longer be involved in the instruments business in which MTI Instruments operates and will be solely reliant on SCI’s business, which is currently focused on cryptocurrency mining and we expect in the future will be focused on green data center development.

In the event that the LOI parties enter into definitive agreements regarding the Sale and then consummate the Sale, the Company will be solely reliant on the business of SCI, which is currently focused on cryptocurrency mining and the Company expects will soon be focused on green data center development. The Company intends to concentrate its resources on such business upon the Sale, including potential acquisitions in the future to support such business. SCI has a limited operating history and operates in a volatile industry that currently is and may in the future be dependent on and affected by the cryptocurrency market. Accordingly, any adverse effects experienced by SCI and its line of business will have a greater impact on the Company’s financial condition, results of operations, and the value of its common stock than such effects may have had prior to the Sale. For further information regarding the risks of this business, please see “Risk Factors – Risks Related to our SCI Business and Cryptocurrency.”

Risks Relating to our MTI Instruments Business

Please note that the risks discussed under this heading will only be applicable to us until our anticipated sale of MTI Instruments or if we determine not to, or are unable to, sell MTI Instruments as we currently intend.

Our MTI Instruments business depends on a small number of customers including the U.S. Air Force.

Historically, we have had a small number of customers representing a large percentage of our total revenue. Although we endeavor to maintain and further expand our customer base, we expect that sales to a limited number of customers will continue to account for a high percentage of our revenues in any given period for the foreseeable future, and the loss of even just a couple of customers, or a significant reduction in sales to our existing customer base, could have a material adverse effect on our business. In addition, our revenues are largely dependent upon the ability of our customers to continue to grow or need services or to develop and sell products that incorporate our services and products. We also depend on purchases by the U.S. Air Force for a significant portion of our revenues and the loss of the U.S. Air Force as a customer or a delay or decline in funding of our existing or future contracts with them could decrease our backlog or adversely affect our business and prospects, sales, cash flows, and our ability to fund our continued product development and growth.

We do not have long-term purchase commitments from our customers, and our customers are also able to cancel, reduce, or delay orders for our products.

We generally do not obtain firm, long-term purchase commitments from our customers, and frequently do not have visibility as to their future demand for our products and services. Customers also cancel, change, or delay design, production or aftermarket service quantities and schedules, or fail to meet their forecasts for a number of reasons beyond our control. Customer expectations can also change rapidly, requiring us to take on additional commitments or risks, and requiring that we provide rapid product turnaround and respond to short lead times. A variety of conditions, both specific to individual customers and generally affecting the demand for original equipment manufacturers’ products, may cause customers to cancel, reduce, or delay orders. Conversely, if our customers unexpectedly and significantly increase product orders, we may be required to rapidly increase production, which could strain our resources and reduce our margins. We typically plan production and inventory levels based on internal forecasts of customer demand, which can be highly unpredictable and can fluctuate substantially, leading to excess inventory write-downs and resulting negative impacts on gross margin and net income. Additionally, and as a result, our revenues may be volatile from period to period, we may not achieve the anticipated revenues from these efforts, or these efforts may result in non-recoverable costs.

Our annual and quarterly operating results may experience significant fluctuations, which could adversely impact our operations and financial results.

In addition to the variability resulting from the short-term nature of our customers’ commitments, other factors contribute to significant periodic fluctuations in our results of operations. These factors include:

●	the cyclicality of the markets we serve;

●	the timing and size of orders;

●	the volume of orders relative to our capacity;

●	product introductions and market acceptance of new products or new generations of products

●	evolution in the life cycles of our customers’ products;

●	timing of expenses in anticipation of future orders;

●	changes in product mix;

●	availability of manufacturing and assembly services;

●	changes in cost and availability of labor and components;

●	timely delivery of product solutions to customers;

●	pricing and availability of competitive products;

●	introduction of new technologies into the markets we serve;

●	pressures on reducing selling prices;

●	our success in serving new markets; and

●	changes in economic conditions.

The price of our securities could decline substantially in the event that any of these risks result in our financial performance being below the expectations of analysts and investors, which are based on historical and predictive models that are not necessarily accurate representations of the future.

We may not be able to keep pace with technological innovations or develop new product solutions in a timely manner.

The electronic, semiconductor, solar, automotive, and general industrial segments are subject to constant technological change. MTI Instruments’ future success will depend on our ability to respond appropriately to changing technologies and changes in product function and quality. If we rely on products and technologies that are not attractive to end users, we may not be successful in capturing or retaining market share. Technological advances, the introduction of new products, and new design techniques could adversely affect our business prospects unless we are able to adapt to the changing conditions. Technological advances could render our products obsolete, and we may not be able to respond effectively to the technological requirements of evolving markets. As a result, we will be required to expend substantial funds for and commit significant resources to:

●	continue research and development activities on all product lines;

●	hire additional engineering and other technical personnel; and

●	purchase advanced design tools and test equipment.

Our business could be harmed if we are unable to develop and utilize new technologies that address the needs of our customers, or our competitors do so more effectively than we do.

Our efforts to continue to develop new products and technologies may not result in commercial success, which could cause a decline in our revenue and otherwise harm our business.

Our research and development efforts with respect to our products and technologies may not result in customer or market acceptance. Some or all of such products and technologies may not successfully make the transition from the research and development lab to cost-effective production as a result of technology problems, competitive cost issues, yield problems, and other factors. Even when we successfully complete a research and development effort with respect to a particular product or technology, our customers may decide not to introduce or may discontinue products utilizing the product or technology for a variety of reasons, including the following:

●	difficulties with other suppliers of components for the products;

●	superior technologies developed by our competitors and unfavorable comparisons of our solutions with these technologies;

●	price considerations; and

●	lack of anticipated or actual market demand for the products.

The nature of MTI Instruments’ business will require us to make continuing investments to develop new products and technologies. Significant expenses relating to one or more new products or technologies that ultimately prove to be unsuccessful for any reason could have a material adverse effect on us. In addition, any investments or acquisitions made to enhance our products and technologies may prove to be unsuccessful. If our efforts are unsuccessful, our business could be harmed. Moreover, when we announce our development of new products, sales of current products may decrease as customers delay making purchases until such new products are available, which could adversely affect our business, revenues, and results of operations.

The cyclical nature of the industries of many of MTI Instruments’ existing and target customers may result in fluctuations in our operating results.

Demand for our products and services in our target markets is cyclical, and revenues from the sale of our products and services can vary significantly from one period to the next as a result. We may sell a significant amount of our products to one or a few customers for various short-term projects in one period, and then have markedly decreased sales in following periods as these projects end or customers have the products they require for the foreseeable future.

The electronics and military industries in particular have experienced significant economic downturns at various times. These downturns are characterized by diminished product demand, accelerated erosion of average selling prices, and production overcapacity. We may seek to reduce our exposure to industry downturns by providing design and production services for leading companies in rapidly expanding industry segments. We may, however, experience substantial period-to-period fluctuations in future operating results because of general industry conditions or events occurring in the general economy.

International sales risks could adversely affect our operating results. Furthermore, our operating results could be adversely affected by changes to U.S. policy and fluctuations in the value of the U.S. dollar against foreign currencies.

Sales outside of the United States accounted for approximately 33.1% of our total revenue during the nine months ended September 30, 2021, 25.9% of our total revenue in 2020, and 35.3% of our total revenue in 2019. Our international business may be adversely affected by changing political and economic conditions in foreign countries. Having a worldwide distribution network for our products exposes us to various economic, political, and other risks that could adversely affect our operations and operating results, including the following:

●	export restrictions and controls relating to technology;

●	the burdens and costs of compliance with a variety of existing and new foreign regulatory requirements and laws, including the General Data Protection Regulation (GDPR) in the European Union and similar laws in other jurisdictions, and unexpected changes in such regulatory requirements;

●	laws and business practices favoring local companies, including tariffs imposed by other countries on U.S. goods;

●	timing to meet regulatory requirements;

●	developments with respect to and any impact of tariffs and other trade barrier restrictions;

●	longer payment cycles and greater difficulty in enforcing agreements and collecting receivables through foreign legal systems;

●	potentially reduced protection for, and difficulties in enforcing, intellectual property rights; and

●	political or economic instability in certain parts of the world.

These risks or any combination of them could increase our costs, lengthen our sales cycle, and require significant management attention and could otherwise negatively affect our business, operating results, financial condition, and results of operations.

In addition, we transact our business in U.S. dollars and bill and collect our sales in U.S. dollars. It is possible that U.S. policy changes and uncertainty about policy could increase market volatility and currency exchange rate fluctuations. Market volatility and currency exchange rate fluctuations could impact our results of operations and financial condition related to transactions denominated in a foreign currency. A weakening of the dollar could cause our overseas vendors to require renegotiation of either the prices or currency we pay for their goods and services. Similarly, a strengthening of the dollar could cause our products to be more expensive for our international customers, which could impact price and margins and/or cause the demand for our products, and thus our revenue, to decline.

In the future, customers may negotiate pricing and make payments in non-U.S. currencies. If our overseas vendors or customers require us to transact business in non-U.S. currencies, fluctuations in foreign currency exchange rates could affect our cost of goods, operating expenses, and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact that future exchange rate fluctuations may have on our operating results.

MTI Instruments’ business operations, financial performance, and liquidity are occasionally reliant on a single supplier or vendor or a limited group of suppliers and vendors.

We depend on a limited number of suppliers and vendors for products and services relating to our MTI Instruments business. Specifically, for the nine months ended September 30, 2021 and the year ended December 31, 2020, Spinnaker Contract Manufacturing, Inc. supplied 9% and 15%, respectively, of the PC boards used by almost all MTI Instrument products, and SYNNEX Corporation supplied 2% and 26%, respectively, of the military computers used by MTI Instruments. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement supplies or services on economically attractive terms, on a timely basis, or at all, which could increase costs or cause disruptions in the manufacturing of our products or delivery of our services.

Risks Related to our Company Generally

Our confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information, which could limit our ability to compete.

While we are currently in the process of applying for patents with respect to SCI’s business, presently we rely on trade secrets to protect our proprietary technology and processes. Despite such protection, however, it is possible that a third party may copy or otherwise obtain and use our U.S. Patent and Trademark Office-registered or other proprietary information without our authorization, and trade secrets can be difficult to protect. Policing unauthorized use of our intellectual property and trade secrets is difficult, particularly in light of the global nature of the Internet and because the laws of other countries may afford us little or no effective protection of our intellectual property. Potentially expensive litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Additionally, we enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties confidential information developed by the party under such agreements or made known to the party by us during the course of the party’s relationship with us. Our employees, consultants, and other advisors, however, may not honor these agreements and enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time-consuming, and the outcome is unpredictable. Our failure to obtain and maintain trade secret protection could adversely affect our competitive position.

We rely on highly-skilled personnel and the continuing efforts of our executive officers and, if we are unable to retain, motivate, or hire qualified personnel, our business may be severely disrupted. In addition, increased labor costs and the unavailability of skilled workers could hurt our business, financial condition, and results of operations.

Our performance largely depends on the talents, knowledge, skills, know-how, and efforts of highly skilled individuals and in particular, the expertise held by our Chief Executive Officer, Michael Toporek. His absence, were it to occur, would materially and adversely impact development and implementation of our projects and businesses. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of our organization. Our continued ability to compete effectively depends on our ability to attract, among others, new technology developers and to retain and motivate our existing contractors. If one or more of our executive officers or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In such case, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers or other key personnel. In addition, if any of our executives or key personnel joins a competitor or forms a competing company, we may lose customers.

In addition, we compete with other businesses in our industries and other similar employers to attract and retain qualified personnel with the technical skills and experience required to successfully operate our businesses. The demand for skilled workers is high and the supply is limited, and a shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages, which could increase our operating costs.

Brookstone XXIV currently has a controlling interest in the Company due to the number of shares of common stock that it beneficially owns and its designation of two of our directors.

As of February 11, 2022, Brookstone XXIV beneficially owned approximately 27.1% of the Company’s outstanding shares of common stock and has designated two directors that sit on our ten-member Board of Directors. Accordingly, Brookstone XXIV has the ability to exert a significant degree of influence or actual control over our management and affairs and, as a practical matter, will control corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election of directors, amendments to our articles of incorporation, as amended (“Articles of Incorporation”) and our bylaws (“Bylaws”), and the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets, and Brookstone XXIV may vote its shares in a manner that is adverse to the interests of our minority stockholders. This concentration of voting control could deprive holders of our common stock of an opportunity to receive a premium for their shares of our common stock as part of a sale of the Company. Further, Brookstone XXIV’s control position might adversely affect the market price of our common stock to the extent investors perceive disadvantages in owning shares of a company with a controlling stockholder.

Brookstone XXIV and its director designees may acquire interests and positions that could present potential conflicts with our and our stockholders’ interests.

Brookstone XXIV and its director designees may make investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Brookstone XXIV and its director designees may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities might not be available to us. As part of our sale of 3,750,000 shares of our common stock to Brookstone XXIV in October 2016 and as required by Brookstone XXIV as a condition to purchasing the shares, our Board renounced, to the extent permitted by applicable law, the Company’s expectancy with respect to being offered an opportunity to participate in any business opportunity that is discovered by or presented to a director designee (a “Business Opportunity”), whether in such director designee’s capacity as a director of the Company or otherwise. Accordingly, the interests of Brookstone XXIV and the designated directors with respect to a Business Opportunity may supersede ours, and Brookstone XXIV or its affiliates or the Brookstone XXIV-designated directors may be involved with businesses that compete with us and may pursue opportunities for the sole benefit of Brookstone XXIV and its affiliates without our involvement, for which we have limited recourse. Such actions on the part of Brookstone XXIV or its director designees could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, Michael Toporek, the Company’s Chief Executive Officer, serves as the Managing General Partner of Brookstone XXIV. As a result of the potential conflicts inherent in his serving in both roles, it is possible that Mr. Toporek could make decisions that benefit Brookstone XXIV at the expense of the Company.

Insiders continue to have substantial control over the Company.

As of February 11, 2022, the Company’s directors and executive officers held the current right to vote approximately 32.8% of the Company’s outstanding voting stock. Of this total, approximately 27.1% was owned or controlled by Brookstone XXIV, for which Michael Toporek, the Company’s Chief Executive Officer, also serves as Managing General Partner. In addition, the Company’s directors and executive officers have the right to acquire additional shares of our common stock by exercising their equity awards under our equity compensation plans, which could increase their voting percentage significantly. As a result, Mr. Toporek acting alone, and/or many of the Company’s officers and directors acting together, may have the ability to exert significant control over the Company’s decisions and control the management and affairs of the Company, and also to determine the outcome of matters submitted to stockholders for approval, including the election or removal of a director, and any merger, consolidation, or sale of all or substantially all of the Company’s assets. Accordingly, this concentration of ownership may harm the future market price of our common stock by:

●	delaying, deferring, or preventing a change in control of the Company;

●	impeding a merger, consolidation, takeover, or other business combination involving the Company; or

●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

We are subject to complex environmental, health, and safety laws and regulations that may expose us to significant liabilities for penalties, damages, or costs of remediation or compliance.

We are subject to various federal, state, local and foreign environmental, health, and safety laws and regulations. These laws and regulations govern matters such as: the emission and discharge of hazardous materials into the ground, air, or water; the generation, use, storage, handling, treatment, packaging, transportation, exposure to, and disposal of hazardous and biological materials, including recordkeeping, reporting, and registration requirements; and the health and safety of our employees. We may incur significant additional costs beyond those currently contemplated to comply with these regulatory requirements. Further, if we fail to comply with these requirements we may be exposed to fines, penalties, and/or interruptions in our operations that could have a material adverse effect on our business, operating results, and financial condition. Certain environmental laws may impose strict, joint, and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

Further, existing regulations, particularly in the environmental area, could be revised or reinterpreted, or new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, any of which could result in significant additional costs. Any of the foregoing could have a material adverse effect on our results of operations and financial condition.

Risks Related to the Recent Acquisition of Soluna Callisto

We may fail to realize all of the anticipated benefits of our recent acquisition of Soluna Callisto.

The success of the recent Soluna Callisto acquisition will depend, in part, on the Company’s and Soluna Callisto’s ability to realize the anticipated benefits and cost savings from combining the businesses of Soluna Callisto and SCI. To realize these anticipated benefits and cost savings, however, we must successfully combine the businesses of Soluna Callisto and SCI. If we are unable to successfully combine the businesses of Soluna Callisto and SCI, the anticipated benefits and cost savings of the transaction may not be realized fully or at all or may take longer to realize than expected.

Until very recently, Soluna Callisto and SCI operated independently, and we have just begun to integrate the companies’ operations. It is possible that the integration process could result in the loss of key employees and the disruption of the merged company’s ongoing business, which could have a negative impact on our ability to achieve the anticipated benefits of the merger. Integration efforts between the two companies may, to some extent, also divert management’s attention and resources. These integration matters could have an adverse effect on each SHI and SCI during the current transition period.

Our operating results will suffer if SHI and SCI do not effectively manage the increased scale of SCI’s operations and the optimization and expansion opportunities.

Following its acquisition of Soluna Callisto, SCI is larger and more diverse than it was prior to the acquisition transaction. Its future success will depend, in part, upon its ability to manage its optimization and expansion opportunities, which may pose substantial challenges for SCI to integrate new operations into its existing business in an efficient and timely manner, and upon its ability to successfully monitor its operations, costs, and regulatory compliance, and to maintain other necessary internal controls. There is no assurance that SCI’s optimization and expansion opportunities will be successful, or that it will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies, or other expected benefits of its acquisition of Soluna Callisto.

Risks Related to the Resale of our Shares of Common Stock Offered Hereby

The Selling Stockholder may choose to sell the Shares at prices below the current market price.

The Selling Stockholder is not restricted as to the prices at which it may sell or otherwise dispose of the Shares covered by this prospectus. Sales or other dispositions of the Shares below the then-current market prices could adversely affect the market price of our common stock.

General Risk Factors

We are heavily dependent on our senior management, and a loss of a member of our senior management team could cause our stock price to suffer.

If we lose the services of Michael Toporek, our Chief Executive Officer and a member of our Board of Directors, Jessica L. Thomas, our Chief Financial Officer, David C. Michaels, our Chairman of the Board, and/or certain key employees, we may not be able to find appropriate replacements on a timely basis, and our business could be adversely affected. We do not currently maintain key life insurance policies on these officers or key employees. Our existing operations and continued future development depend to a significant extent upon the performance and active participation of these individuals and certain key employees. We may not be successful in retaining the services of these individuals, and if we were to lose any of these individuals, we may not be able to find appropriate replacements on a timely basis and our financial condition and results of operations could be materially adversely affected.

We may incur losses and liabilities in the course of business that could prove costly to defend or resolve.

Companies that operate in one or more of the businesses that we operate face significant legal risks. There is a risk that we could become involved in litigation wherein an adverse result could have a material adverse effect on our business and our financial condition. There is a risk of litigation generally in conducting a commercial business, and we are, at times, involved in commercial disputes with third parties, such as customers, distributors, and vendors. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending against litigation.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from selling our products, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages and injunctive relief.

We may receive notices from third parties that the manufacture, use, or sale of any products we develop infringes upon one or more claims of their patents. Moreover, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, that may later result in issued patents that materially and adversely affect our business. Third parties could also assert infringement or misappropriation claims against us with respect to our future product offerings, if any. We cannot be certain that we have not infringed the intellectual property rights of any third parties. Any infringement or misappropriation claim could result in significant costs, substantial damages, and our inability to manufacture, market, or sell any of our product offerings that are found to infringe another person’s patent. Even if we were to prevail in any such action, the litigation could result in substantial cost and diversion of resources that could materially and adversely affect our business. If a court determined, or if we independently discovered, that our product offerings violated third-party proprietary rights, there can be no assurance that we would be able to re-engineer our product offerings to avoid those rights or obtain a license under those rights on commercially reasonable terms, if at all. As a result, we could be prohibited from selling products that are found to infringe upon the rights of others. Even if obtaining a license were feasible, it may be costly and time-consuming. A court could also enter orders that temporarily, preliminarily, or permanently enjoin us from making, using, selling, offering to sell, or importing our products that are found to infringe on third parties’ intellectual property rights, or could enter orders mandating that we undertake certain remedial actions. Further, a court could order us to pay compensatory damages for any such infringement, plus prejudgment interest, and could in addition treble the compensatory damages and award attorneys’ fees. Any such payments could materially and adversely affect our business and financial condition.

If we are unable to protect our information systems against service interruption or failure, misappropriation of data or breaches of security, our operations could be disrupted, we could be subject to costly government enforcement actions and private litigation and our reputation may be damaged.

Our business involves the collection, storage and transmission of personal, financial or other information that is entrusted to us by our customers and employees. Our information systems also contain the Company’s proprietary and other confidential information related to our business. Our efforts to protect such information may be unsuccessful due to the actions of third parties, computer viruses, physical or electronic break-ins, catastrophic events, employee error or malfeasance or other attempts to harm our systems. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or timely implement adequate preventative measures. We could also experience a loss of critical data and delays or interruptions in our ability to manage inventories or process transactions. Some of our commercial partners, such as those that help us maintain our website, may receive or store information provided by us or our users through our website. If these third parties fail to adopt or adhere to adequate information security practices, or fail to comply with our policies in this regard, or in the event of a breach of their networks, our customers’ or employees’ information may be improperly accessed, used or disclosed.

If our systems are harmed or fail to function properly, we may need to expend significant financial resources to repair or replace systems or to otherwise protect against security breaches or to address problems caused by breaches. If we experience a significant security breach or fail to detect and appropriately respond to a significant security breach, we could be exposed to costly legal actions against us in connection with such incidents, which could result in orders or judgments forcing us to pay damages or fines or to take certain actions with respect to our information systems. Any incidents involving unauthorized access to or improper use of user information, or incidents that are a violation of our online privacy policies, could harm our brand reputation and diminish our competitive position. Any of these events could have a material and adverse effect on our business, reputation or financial results. Our insurance policies carry coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

Our risk management process may not identify all risks that we are subject to and will not eliminate all risk.

Our Enterprise Risk Management (“ERM”) process seeks to identify and address significant risks. Our ERM process uses the most recent integrated risk framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, manage, and monitor risks. We believe that risk-taking is an inherent aspect of the pursuit of our growth and performance strategy. Our goals are to proactively manage risks in a structured approach in conjunction with strategic planning, with the intent to preserve and enhance shareowner value, and to manage prudently, rather than wholly avoiding, risks. We can mitigate risks and their impact on the Company, however, only to a limited extent, and no ERM process can identify all risks that we may face. Therefore, there may be risks that we are currently unaware of, that may develop in the future or that we currently consider immaterial. Further, our management of risks may prove inadequate. The emergence of risks of which we were unaware or are unable to manage could have a material adverse effect on our business, prospects, financial condition and results of operations.

The Company’s officers and directors are indemnified against certain conduct that may prove costly to defend.

Our Articles of Incorporation and Bylaws generally provide broad indemnification to our officers and directors against judgments, fines, amounts paid in settlement, and expenses, including attorneys’ fees actually incurred in connection with most actions or proceedings to which they are or are threatened to be made a party that relates to their service as an officer or director, except as limited as set forth therein. We are also obligated to advance expenses as they are incurred by a director or officer in defending an action or proceeding prior to final disposition upon receipt of an undertaking by the applicable person to repay such advanced amount if the advancement is ultimately found to not be permitted by law or otherwise.

In addition, the Nevada Revised Statutes (the “NRS”) provides that no director or officer is individually liable for damages as a result of an act or failure to act in his or her capacity as a director or officer except if (i) the presumption that such director or officer acted in good faith, on an informed basis and with a view to the interests of the Company is rebutted, and (ii) it is proven that such director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer, and such breach involved intentional misconduct, fraud or a knowing violation of law.. Consequently, subject to the applicable provisions of the NRS and to certain limited exceptions in the Articles of Incorporation and Bylaws, the Company’s officers and directors will not be liable to the Company or to its stockholders for monetary damages resulting from their conduct as an officer or director. As a result, we may have to spend significant resources indemnifying our officers and directors or paying for damages caused by their conduct.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this prospectus may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any statements contained, or incorporated by reference, in this prospectus that are not statements of historical fact may be forward-looking statements. When we use the words “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend,” “should,” “could,” “may,” “will” and similar words or phrases, we are identifying forward-looking statements. All forward-looking statements are based on our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but on management’s expectations regarding future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects, and opportunities. Forward-looking statements involve significant known and unknown risks, uncertainties, assumptions, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from those implied by forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this prospectus or incorporated by reference herein are based upon what management believes to be reasonable assumptions, there is no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this registration statement or as of the date specified in the documents incorporated by reference herein, as the case may be. Important factors that could cause such differences include, but are not limited to:

●	general economic conditions and the uncertainty of the U.S. and global economy, particularly in light of the continuing COVID-19 pandemic and the impacts of the pandemic;

●	SCI’s development efforts with respect to its current cryptocurrency mining facility may not lead to construction of additional operational cryptocurrency mines;

●	SCI’s current and future cryptocurrency mines may not achieve profitability in our expected timeframe or at all depending on numerous uncertainties, including the costs of operation, the future prices of cryptocurrencies and fluctuations in such prices, government and quasi-government regulation of cryptocurrencies and their use, restrictions on, or regulation of access to and operation of blockchain networks or similar systems, and the availability and popularity of other forms or methods of buying and selling goods and services, including government-backed cryptocurrencies;

●	the October 2021 acquisition by EcoChain, Inc. (currently SCI) of Soluna Computing, Inc. (currently Soluna Callisto), previously an affiliate of HEL (formerly known as Soluna Technologies, Ltd.), pursuant to which we acquired Soluna Callisto’s existing pipeline of certain cryptocurrency mining projects that HEL previously transferred to Soluna Callisto, may not lead to any material increases in our operations or revenues;

●	our inability to keep pace with technological developments;

●	risks related to scaling our cryptocurrency business to a larger-scale cryptocurrency mining operation;

●	the general risk that the SCI business may not be successful;

●	uncertainty regarding SCI’s ability to consistently monetize cryptocurrency;

●	the failure of our strategic alliances to achieve their objectives or perform as contemplated and the risk of cancellation or early termination of such alliance by either party;

●	whether we are able to sell our MTI Instruments business as currently anticipated, and sole our reliance on SCI’s cryptocurrency mining and developing green, zero-carbon computing facilities if we do sell MTI Instruments;

●	risks related to our MTI Instruments business until and/or if we do not complete a sale of this business, including the dependence of this business on a small number of customers and potential loss of government contracts, the lack of long-term purchase commitments from our customers and the ability of our customers to cancel, reduce, or delay orders for our products, and the impact of future exchange rate fluctuations;

●	the loss of services of one or more of our key employees, the inability to hire, train, and retain key personnel, increased labor costs, and/or the unavailability of skilled workers;

●	risks related to protection and infringement of intellectual property; and

●	other risks discussed in this prospectus and in our other filings with the SEC.

Except as may be required by applicable law, we do not undertake or intend to update or revise our forward-looking statements, and we assume no obligation to update any forward-looking statements contained in, or incorporated by reference into, this prospectus as a result of new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock offered for resale by the Selling Stockholder under this prospectus.

SELLING STOCKHOLDER

As discussed above, on November 5, 2021, pursuant to the terms of the Termination Agreement dated as of August 11, 2021, by and among the Company, SCI (then named “EcoChain”), and HEL (the “Termination Agreement”), we issued the Shares to HEL. Pursuant to the Termination Agreement, we agreed to file a registration statement, of which this prospectus forms a part, with the SEC to register the resale or other disposition of the Shares.

Matthew E. Lipman, John Bottomley, and John Belizaire are the directors of HEL and have the power and authority to vote and to dispose of the Shares by majority vote of HEL’s board of directors.

In addition, pursuant to the terms of the Termination Agreement, on November 5, 2021, the Company and HEL entered into an Amended and Restated Contingent Rights Agreement that, among other things, amends the Contingent Rights Agreement by and between HEL and the Company, dated January 13, 2020, to provide the Company the right to invest directly in certain cryptocurrency mining opportunities being pursued by HEL.

As noted above, John Belizaire and John Bottomley, who were elected to the Company’s Board of Directors upon the effective time of SCI’s acquisition of Soluna Callisto, serve as directors of HEL. In addition, Mr. Belizaire is the beneficial owner of 1,317,567 shares of common stock of HEL and 102,380 Class Seed Preferred shares, which are convertible into 86,763 shares of common stock of HEL. Mr. Belizaire also owns an interest in HEL indirectly through his 5.0139% interest of Tera Joule, LLC’s 965,945 Class Seed Preferred shares, which are convertible into 818,596 shares of common stock of HEL. These interests give him an approximate 10.2% ownership interest in HEL, assuming the conversion of all outstanding preferred shares of HEL into shares of common stock in accordance with their terms. Mr. Bottomley is the beneficial owner of 32,052, or approximately 1.1%, of the outstanding shares of common stock of HEL, based on his ownership of options to purchase shares of common stock that are currently exercisable or that become exercisable within 60 days of the date of this prospectus.

On January 13, 2020, SCI entered into an Operating and Management Agreement with HEL. Pursuant to such agreement, HEL assisted the Company, and later SCI, in developing, and later operating, Soluna Callisto’s cryptocurrency mining facility located in the State of Washington. In that regard, on May 21, 2020, SCI acquired the intellectual property of GigaWatt, Inc. (“GigaWatt”) and certain other property and rights of GigaWatt associated with GigaWatt’s operation of a crypto-mining operation located in Washington State. The acquired assets are significant to SCI’s current cryptocurrency mining operation. On October 22, 2020, SCI loaned HEL $112,000 to acquire additional assets from the bankruptcy trustee for GigaWatt’s assets. On the same day, HEL transferred title of the assets to SCI, which under the terms thereof paid off the note. Pursuant to this agreement, SCI paid HEL $150,000 in 2020 and $118,000 during 2021.

On November 19, 2020, SCI and HEL entered into a second Operating and Management Agreement related to a potential location for a cryptocurrency mine in the Southeastern United States. In accordance with the terms of this agreement, SCI paid HEL $150,000 in 2020 and $200,000 during 2021.

On December 1, 2020, SCI and HEL entered into a third Operating and Management Agreement with respect to a potential location for a cryptocurrency mine in the Southwestern United States. In accordance with the terms of this agreement, SCI paid HEL $38,000 during 2020 in relation to one-time fees; this target location did not meet the Company’s business requirements at the time to continue pursuing the potential acquisition, and as a result SCI made no further payments to HEL under this agreement.

On February 8, 2021, SCI and HEL entered into a fourth Operating and Management Agreement related to a potential location for a cryptocurrency mine in the Southeast United States. In accordance with the terms of this agreement, SCI paid HEL $544,000 during 2021.

Each Operating and Management Agreement, all of which were terminated effective November 5, 2021, pursuant to the Termination Agreement, among other things, required that HEL provide project sourcing services to SCI, including acquisition negotiations and establishing an operating model, investments/financing timeline, and a project development path, as well as developmental and operational services, as directed by SCI, with respect to the applicable cryptocurrency mining facility in exchange for SCI’s payment to HEL of a one-time management fee ranging from $65,000 to $350,000 and profit-based success payments in the event that SCI achieves explicit profitability thresholds. These agreements also provided that once aggregate earnings before interest, taxes, depreciation, and amortization of the applicable mine exceeded the total amount of funding provided by SCI to HEL (whether pursuant to the applicable agreement or otherwise) for the purposes of creating, developing, assembling, and constructing the mine, HEL was entitled to ongoing success payments of 20.0% of the earnings before interest, taxes, depreciation, and amortization of the mine.

In addition to the relationships described above, pursuant to a purchase agreement that it entered into with HEL simultaneously with entering into the initial Operating and Management Agreement, the Company purchased an aggregate of 238,095 Class A Preferred Shares of HEL for an aggregate purchase price of $750,000. As of February 11, 2022, SHI owns approximately 53.3% of the HEL Class A Preferred Shares and approximately 1.79% of the total equity ownership interests of HEL. SHI also has the right, but not the obligation, to purchase additional equity securities of HEL and its subsidiaries (including additional Class A Preferred Shares of HEL) if HEL secures certain levels or types of project financing with respect to its own wind-power generation facilities. Each preferred share may be converted at any time and without payment of additional consideration into shares of HEL common stock. SHI has additionally entered into a Side Letter Agreement, dated January 13, 2020, with Soluna Technologies Investment I, LLC, a Delaware limited liability company that owns approximately 59.9% of the equity of HEL (or approximately 57.9% on a fully diluted basis), and is controlled by Michael Toporek, our Chief Executive Officer and one of our directors. The Side Letter Agreement provides for the transfer to SHI of additional Class A Preferred Shares of HEL, without the payment of any consideration by SHI, in the event that HEL issues additional equity below agreed-upon valuation thresholds.

In addition, several of HEL’s equity holders are affiliated with Brookstone Partners IAC, Inc., the investment firm that holds an equity interest in SHI through Brookstone XXIV; as of February 11, 2022, Brookstone XXIV owns 3,750,000 shares of our common stock, or approximately 27.1% of our outstanding shares of common stock.

We are registering all 150,000 Shares that we issued to HEL pursuant to the Termination Agreement for possible future resale by HEL and its donees, pledgees, transferees, or other successors-in-interest, whom we collectively refer to as the “Selling Stockholder.” As of February 11, 2022, HEL owns 150,000 shares of our common stock, which constitutes approximately 1.1% of the outstanding shares of our common stock. We cannot provide an estimate as to the number of shares of common stock that will actually be owned by HEL upon termination of this offering because it may offer some or all of the Shares under the offering contemplated by this prospectus or acquire additional shares of our common stock. If HEL sold all of the Shares, however, then assuming no additional purchases of shares of our common stock by HEL, HEL would not own any of our shares of common stock upon termination of this offering. The total number of Shares that may be sold hereunder will not exceed the number of Shares offered hereby.

Other than as described in this prospectus, neither HEL nor any person that has control over HEL has had a material relationship with the Company or its affiliates during the past three years.

The information in this section about HEL was prepared using information furnished to us by HEL or its representatives.

PLAN OF DISTRIBUTION

The Selling Stockholder, which includes donees, pledgees, transferees, and other successors-in-interest selling Shares received after the date of this prospectus from HEL or another Selling Stockholder as a gift, pledge, partnership distribution, or other transfer, may, from time to time, sell, transfer, or otherwise dispose of any or all of the Shares offered hereby on any trading market, stock exchange, or other trading facility on which the common stock is traded or in private transactions. These sales or other dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholder may use any one or more of the following methods when selling or otherwise disposing of the Shares:

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately-negotiated transactions;

●	an underwritten offering;

●	market sales (both long and short to the extent permitted under the federal securities laws);

●	“at the market” to or through market makers or into an existing market for the shares;

●	settlement of short sales entered into after the date of this prospectus;

●	the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

●	distribution to equity holders of the Selling Stockholder;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The Selling Stockholder may also sell the Shares under Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of Shares, from the purchaser) in amounts to be negotiated, which the Selling Stockholder does not expect to exceed those customary in the types of transactions involved.

In connection with the sale of the Shares covered hereby, the Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Shares in the course of hedging the positions they assume. The Selling Stockholder may also sell Shares short and deliver such Shares to close out their short positions, or loan or pledge the Shares to broker-dealers that in turn may sell such Shares. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities that require the delivery to such broker-dealer or other financial institution of Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholder and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and the Selling Stockholder or any such broker-dealer or agent will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the Selling Stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We will bear all expenses of the registration statement of which this prospectus forms a part including, but not limited to, legal, accounting, and printing fees. Any commissions, discounts, or other fees payable to underwriters, brokers, or dealers in connection with any sale of the shares of common stock will be borne by the Selling Stockholder, the purchasers participating in such transaction, or both.

Pursuant to the Termination Agreement, we have agreed to keep the registration statement of which this prospectus forms a part effective until the earlier of (i) after the close of business on November 5, 2023, and (ii) the date on which HEL may sell all of the Shares that may be sold under this prospectus then owned by it pursuant to Rule 144 under the Securities Act (or another similar exemption) without compliance with the volume, manner of sale, or current public information requirements thereof.

The Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Shares covered hereby may not be offered or sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to our common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of common stock by the Selling Stockholder or any other person. We will make copies of this prospectus supplement and the accompanying base prospectus available to the Selling Stockholder and are informing the Selling Stockholder of the need to deliver a copy of this prospectus supplement and the accompanying base prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF OUR COMMON STOCK

The following is a summary of some general terms and provisions of our common stock. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our Articles of Incorporation and Bylaws, copies of which have been filed with the SEC. See “Where You Can Find More Information.”

General

The rights of stockholders of Soluna Holdings, Inc. are governed by the Nevada Revised Statutes (the “NRS”) and by our Articles of Incorporation and Bylaws.

Our Articles of Incorporation authorizes us to issue up to 85,000,000 shares of stock, consisting of 75,000,000 shares of common stock, par value $0.001 per share, 13,851,956 of which are outstanding as of February 11, 2022, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which 3,640,000 are classified as shares of Series A Preferred Stock, 1,319,156 of which are outstanding as of February 11, 2022.

Under our Articles of Incorporation, our Board of Directors, without stockholder approval, is authorized to provide for the issuance of shares of common stock or preferred stock in one or more classes or series, to establish the number of shares in each class or series, and to fix the terms thereof.

Subject to the preferential rights of any other class or series of shares of capital stock then outstanding or which may be issued holders of our common stock are entitled to the following:

Voting Rights. The holders of our common stock are entitled to one vote per share held and have the right and power to vote on all matters on which a vote of stockholders is taken. Stockholders do not have cumulative voting rights in the election of directors. The election of directors of the Company is decided by plurality vote and all other questions are decided by majority vote of stockholders present in person or by proxy, except as otherwise required by the NRS or our Articles of Incorporation. Our Articles of Incorporation provide that notwithstanding any other provision of our Articles of Incorporation or our Bylaws (and notwithstanding the fact that some lesser percentage may be specified by law, the Articles of Incorporation, or the Bylaws), any director or the entire Board of Directors may be removed at any time, but only for cause or after the affirmative vote of 75% or more of the outstanding shares of capital stock entitled to vote for the election of directors at a meeting called for that purpose or after the affirmative vote of 75% of the entire Board.

The Board is divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors, with the terms of the classes scheduled to expire in successive years. At each annual meeting of the Company’s stockholders, the stockholders elect the members of a single class of directors for three-year terms.

Dividends. The holders of our common stock are entitled to receive dividends when, as, and if declared by the Board, out of funds legally available therefor.

Liquidation. Upon liquidation, dissolution, or the winding up of the Company, holders of our common stock are entitled to receive any remaining assets of the Company in proportion to the respective number of shares held after payment of and reservation for Company liabilities.

Preemptive Rights. The holders of shares of our common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock of the Company.

Redemption Rights. The outstanding shares of common stock are not subject to redemption by the Company. To the extent that the Company issues additional shares of common stock, the relative interest in the Company of existing stockholders will likely be diluted.

Certain Provisions of Our Articles of Incorporation Bylaws

Our Articles of Incorporation and our Bylaws contain provisions and terms that may delay, defer, or prevent a tender offer or change in control of the Company that a stockholder might consider to be in his, her, or its best interests, including attempts that might result in a premium being paid over the market price for our shares of common stock. We expect that such provisions and terms will operate to discourage extraordinary corporate transactions with respect to the Company, such as takeover bids, and will instead encourage any potential acquiror of the Company to first correspond with our Board of Directors. These provisions and terms include:

●	Special meetings of stockholders may only be called by the Chief Executive Officer, President, or Secretary of the Company or otherwise by resolution of the Board; stockholders have no right to call special meetings thereof.

●	The Company maintains a classified Board that is divided into three classes serving for respective three-year terms. As a result, it would take at least two successive annual meetings of stockholders to replace a majority of our Board.

●	Vacancies on the Board may be filled only by majority vote of remaining directors then in office, even if less than a quorum, with the individual elected to serve for the remainder of the unexpired term.

●	Except in instances of removal for cause, a director of the Company may be removed from service as a director only after the affirmative vote of 75% or more of outstanding shares of stock or 75% of the entire Board.

●	Our Articles of Incorporation authorize us to issue up to 75,000,000 shares of common stock. Under Nevada law, our Board of Directors is permitted, in its discretion, at any time, and from time to time, without any action by our stockholders, to issue shares of our common stock (except to the extent such issuance would be violative of fiduciary duties, so dilutive to existing holders that it would be the equivalent of a sale of the Company, or otherwise prohibited by select provisions of the NRS). The issuance of shares of authorized but unissued stock could, under certain circumstances, have an anti-takeover effect, for example, by diluting the stock ownership of a person seeking to effect a change in the composition of our Board or contemplating a tender offer or other transaction for the acquisition of the Company.

Nevada Anti-Takeover Statutes

We are subject to Sections 78.411 – 78.444 of the NRS, relating to combinations with interested stockholders. These provisions prohibit an “interested stockholder” from entering into a “combination” with the Company unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the Company’s capital stock entitled to vote.

Section 78.416 of the NRS defines “combination” to include the following:

●	any merger or consolidation involving the Company (or its subsidiary) and (i) the interested stockholder or (ii) any other entity that is, or after and as a result of the merger or consolidation would be, an affiliate or associate of the interested stockholder;

●	any sale, transfer, pledge, or other disposition of the assets of the Company (or its subsidiary) involving the interested stockholder or its affiliate or associate where the assets transferred: (i) have an aggregate market value equal to more than 5% of the aggregate market value of all of the Company’s assets, on a consolidated basis; (ii) have an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the Company; or (ii) represent more than 10% of the earning power or net income of the Company, on a consolidated basis;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any stock of the corporation with a market value of 5% or more of the value of the outstanding shares of the Company;

●	the adoption of any plan or proposal for the liquidation or dissolution of the Company under any agreement, arrangement, or understanding with the interested stockholder, or its affiliate or associate;

●	any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any class or series of the Company beneficially owned by the interested stockholder, or its affiliate or associate; or

●	the receipt by the interested stockholder, or its affiliate or associate, of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the Company.

In addition, Sections 78.378 through 78.3793 of the NRS limit the voting rights of certain acquired shares in a Nevada corporation (an “issuing corporation”) that (i) has 200 or more stockholders, at least 100 of which are Nevada residents, and (ii) conducts business in Nevada. Specifically, if the acquisition results in ownership of: (i) 20% or more but less than 33%; (ii) 33% percent or more but less than 50%; or (iii) 50% or more, as applicable, of the issuing corporation’s then-outstanding voting power with respect to the election of directors, then the securities acquired in such acquisition are denied voting rights unless the acquisition is approved by (i) the holders of a majority of the issuing corporation’s voting power and (ii) the holders of a majority of each class or series of stock if the acquisition would adversely affect or change any preference of any relative or other right given to any such class or series. Unless an issuing corporation’s articles of incorporation or bylaws then in effect provide otherwise (i) not less than all of the voting securities of the issuing corporation acquired by the acquiring person may be redeemable by an issuing corporation at the average price paid for the securities within 30 days if (x) the acquiring person has not given a timely offeror’s statement to the issuing corporation in accordance with Section 78.3789 of the NRS or (y) the issuing corporation’s stockholders vote not to grant voting rights to the acquiring person’s securities, and (ii) if the issuing corporation’s stockholders vote to accord voting rights to the securities acquired by acquiring person, then any stockholder of the issuing corporation who voted against granting voting rights to the acquiring person may demand the purchase from an issuing corporation, for fair value, all or any portion of his securities.

We expect the existence of these provisions to have an anti-takeover effect with respect to transactions that our Board of Directors does not approve in advance and could result in making it more difficult to accomplish transactions that our stockholders may see as beneficial such as: (i) discouraging business combinations that might result in a premium over the market price for the shares of our common stock; (ii) discouraging hostile takeovers that could inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts; and (iii) preventing changes in our management.

Our Board of Directors believes that the provisions described above are, however, prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by the Board. Our Board of Directors believes that these provisions are in our best interests and the best interests of our stockholders. In the Board’s judgment, the Board is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of our stockholders. Accordingly, our Board of Directors believes that it is in our best interests and in the best interests of our stockholders to encourage potential acquirers to negotiate directly with the Board and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

EXPERTS

The financial statements of Soluna Holdings, Inc. as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020, incorporated by reference into this prospectus, have been so included herein in reliance upon the report of Wojeski & Company, CPAs, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the Shares offered pursuant to this prospectus has been passed upon for the Company by Parsons Behle & Latimer, Reno, Nevada. Baker, Donelson, Bearman, Caldwell & Berkowitz, a Professional Corporation, Baltimore, Maryland, has advised the Company on other matters related to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act relating to the securities offered by this prospectus. Such registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information respecting our company and the securities offered by this prospectus, you should refer to the registration statement, including the exhibits and schedules thereto.

We are subject to the information requirements of the Exchange Act and, in accordance therewith, we file annual, quarterly, and other reports, proxy statements, and other information with the SEC. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can be accessed free of charge through the Internet. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Additionally, we make these filings available, free of charge, through the “Investor Center” section of our website at www.solunacomputing.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. You may access the registration statement of which this prospectus forms a part at the SEC’s Internet site. The information on the websites listed above, except as described in the section titled “Incorporation of Certain Documents by Reference” below, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

SEC rules allow us to “incorporate by reference” into this prospectus much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be a part of this prospectus and you should read it with the same care that you read this prospectus. Information that we later file with the SEC that is incorporated by reference in this prospectus will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC and incorporate by reference in this prospectus, except as superseded, supplemented, or modified by this prospectus, the documents listed below (excluding any or those portions of any Current Report on Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021, as amended by our Form 10-K/A, filed with the SEC on April 29, 2021;

●	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, 2021, June 30, 2021, and September 30, 2021, filed with the SEC on May 17, 2021, August 10, 2021, and November 12, 2021, respectively;

●	our Current Reports on Form 8-K filed with the SEC on January 21, 2021, February 24, 2021, February 26, 2021 (two), March 8, 2021, March 22, 2021, April 12, 2021, April 29, 2021, April 30, 2021, May 4, 2021, May 19, 2021, May 27, 2021, June 10, 2021, June 15, 2021, June 24, 2021, August 12, 2021, August 23, 2021, August 31, 2021, September 22, 2021, September 30, 2021, October 12, 2021, October 25, 2021, November 4, 2021, December 17, 2021, December 29, 2021, January 5, 2022, January 18, 2022, and January 21, 2022;

●	our Definitive Proxy Statement on Schedule 14A for our annual meeting of stockholders held on June 9, 2021, filed with the SEC on May 18, 2021;

●	our Definitive Proxy Statement on Schedule 14A for our special meeting of stockholders held on October 29, 2021, filed with the SEC on October 7, 2021; and

●	our registration statement on Form 8-A filed with the SEC on March 22, 2021.

We also incorporate by reference into this prospectus all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement and after the date of this prospectus and prior to the termination of the offering of the Shares offered hereby (excluding any documents or information therein not deemed “filed” with the SEC). Any statement contained in a previously-filed document is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in a subsequently-filed document incorporated by reference herein modifies or supersedes the statement, and any statement contained in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently-filed document incorporated by reference herein modifies or supersedes the statement.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, including exhibits. Requests should be directed to:

Soluna Holdings, Inc.
325 Washington Avenue Extension
Albany, NY 12205

(518) 218-2550

Attn: Christopher Gandolfo
hello@soluna.io

Copies of these filings are also available on our website at www.solunacomputing.com, as discussed under “Where You Can Find More Information” above. The reference to our website is not intended to be an active link and the information on our website is not, and you must not consider such information to be, a part of this prospectus.

SOLUNA HOLDINGS, INC.

Up to 150,000 Shares of Common Stock

February 14, 2022